UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

DST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

233326107

(CUSIP Number)

Julia A. Argyros

c/o Arnel Development Company

949 South Coast Drive, Suite 600

Costa Mesa, California 92626

Tel. No.: (714) 481-5000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

John M. Williams, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Tel. No.: (949) 451-3923

Irvine, California 92612

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: George L. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 900
	8.	Shared Voting Power: 355,731
	9.	Sole Dispositive Power: 900
	10.	Shared Dispositive Power: 355,731
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 356,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.85% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 42,121,229 shares of common stock outstanding on April 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 2, 2014.

1.	Name of Reporting Person: Julia A. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,847,570
	8.	Shared Voting Power: 355,731
	9.	Sole Dispositive Power: 8,847,570
	10.	Shared Dispositive Power: 355,731
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,203,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 21.85% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 42,121,229 shares of common stock outstanding on April 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 2, 2014.

Item 1.	Security and Issuer

This Amendment No. 10 updates and supplements the statement on Schedule 13D filed by Julia A. Argyros and George L. Argyros with the Securities and Exchange Commission on December 21, 1998, as amended by Amendment No. 1 thereto, dated March 18, 2004, by Amendment No. 2 thereto, dated May 11, 2010, by Amendment No. 3 thereto, dated November 21, 2011, by Amendment No. 4 thereto, dated February 6, 2012, by Amendment No. 5 thereto, dated January 22, 2013, by Amendment No. 6 thereto, dated November 1, 2013, by Amendment No. 7 thereto, dated February 3, 2014, by Amendment No. 8 thereto, dated February 12, 2014, and by Amendment No. 9 thereto, dated March 23, 2014, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of DST Systems, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

This Amendment No. 10 is being filed primarily to update the Reporting Persons’ disclosures under Items 4, 6 and 7 with respect to entry into a governance and standstill agreement, a stock repurchase and offering agreement and a registration rights agreement with the Issuer.

Item 2.	Identity and Background (a)-(f) of Item 2 is hereby amended as follows:

(a) This Schedule 13D is filed on behalf of Julia A. Argyros and her spouse George L. Argyros (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

(c) Julia A. Argyros’ present principal occupation is Chair of the Board and Chief Executive Officer of Arnel and Affiliates. George L. Argyros is retired and serves as the Chairman of the Argyros Family Foundation.

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Stock reported as beneficially owned by the Reporting Persons was acquired by the Reporting Persons and affiliated entities of the Reporting Persons either:

•	pursuant to the merger of USCS International, Inc. into a wholly owned subsidiary of the Issuer in a stock-for-stock transaction on December 21, 1998;
•	as annual grants of Common Stock from the Issuer in consideration of George L. Argyros’ prior service on the Issuer’s Board of Directors (the “Board”);
•	upon exercise of options to purchase the Common Stock by payment of the exercise price in cash from personal funds; or

•	in open market purchases using personal funds.

Item 4.	Purpose of Transaction

The information under this Item 4 is hereby amended and supplemented to add the following text:

On May 5, 2014, the Issuer entered into a governance and standstill agreement (the “Governance and Standstill Agreement”), a stock repurchase and offering agreement (the “Stock Repurchase and Offering Agreement”) and a registration rights agreement (the “Registration Rights Agreement” and, together with the Governance and Standstill Agreement and the Stock Repurchase and Offering Agreement, the “Agreements”) with Julia A. Argyros, the Argyros Family Trust, GLA Financial Corporation, and HBI Financial, Inc. (collectively, the “Argyros Members”).

The Governance and Standstill Agreement provides that: (1) the Argyros Members will be bound by certain standstill provisions; (2) Brent L. Law, or his replacement, will resign from the Board under certain agreed upon circumstances, including the consummation of the Offering (as defined below) and the Repurchase (as defined below); and (3) John W. Clark, or his replacement, to the extent either is elected to the Board, will resign from the Board on the first date on which the Argyros Members own less than 5% of the outstanding Common Stock.

The Stock Repurchase and Offering Agreement provides that: (1) the Issuer will help facilitate a registered, secondary offering of $450 million (before any exercise by the underwriters of their option to purchase additional shares) of the Common Stock held by the Argyros Members (the “Secondary Offering”); and (2) if the Secondary Offering is consummated and yields at least $450 million (before any exercise by the underwriters of their option to purchase additional shares), the Issuer shall purchase an addition $200 million of the Common Stock held by the Argyros Members (the “Repurchase”).

Finally, the Registration Rights Agreement provides that upon the consummation of the Secondary Offering, or the occurrence of certain other events outlined in the Registration Rights Agreement, the Issuer will grant the Argyros Members two (or three in the event the Issuer fails to meet certain of its obligations under the Stock Repurchase and Offering Agreement) demand registration rights with respect to the Common Stock held by the Argyros Group. These demand registration rights will expire on April 24, 2019 and require at least $50 million of the Common Stock held by the Argyros Members to be offered per each registration.

The foregoing descriptions of the Agreements are qualified in their entirety by reference to the full text of the Agreements, which are attached as Exhibits 99.1, 99.2 and 99.3 hereto and incorporated herein by reference.

Other than as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) George L. Argyros beneficially owns 356,631 shares of Common Stock of the Issuer, which represents approximately 0.85% of the outstanding shares of Common Stock of the Issuer and Julia A. Argyros beneficially owns 9,203,301 shares of Common Stock of the Issuer, which represents approximately 21.85% of the outstanding shares of Common Stock of the Issuer (based on the 42,121,229 shares of Common Stock outstanding on April 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 2, 2014).

Of the 356,631 shares beneficially owned by George L. Argyros, (i) 355,731 shares are held by the Argyros Family Foundation, of which George L. Argyros is the Chairman, (ii) 450 shares are held by the Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee, and (iii) 450 shares are held by the Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee. George L. Argyros has no pecuniary interest in shares held by the Argyros Family Foundation, which is a charitable foundation. George L. Argyros disclaims beneficial ownership of the shares held by the Argyros Family Foundation, the Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust and the Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust.

Of the 9,203,301 shares beneficially owned by Julia A. Argyros, (i) 4,715,384 shares are held by the Argyros Family Trust, of which Julia A. Argyros is the sole trustee, (ii) 4,130,500 shares are held by HBI Financial, Inc., for which Julia A. Argyros is the President and Chief Executive Officer and the Argyros Family Trust is the sole shareholder, (iii) 1,686 shares are held by GLA Financial Corporation, for which Julia A. Argyros is the President and Chief Executive Officer and the Argyros Family Trust is the sole shareholder, and (iv) 355,731 shares are held by the Argyros Family Foundation, of which Julia A. Argyros is the President and Chief Executive Officer. Julia A. Argyros has no pecuniary interest in shares held by the Argyros Family Foundation, which is a charitable foundation, and disclaims beneficial ownership of the shares held by the Argyros Family Foundation.

(b) Number of shares as to which George L. Argyros has:

1.	Sole power to vote or direct the vote: 900

2.	Shared power to vote or direct the vote: 355,731

3.	Sole power to dispose or direct the disposition: 900

4.	Shared power to dispose or direct the disposition: 355,731

Number of shares as to which Julia A. Argyros has:

1.	Sole power to vote or direct the vote: 8,847,570

2.	Shared power to vote or direct the vote: 355,731

3.	Sole power to dispose or direct the disposition: 8,847,570

4.	Shared power to dispose or direct the disposition: 355,731

(c) During the past 60 days, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer.

(d) All of the shares beneficially owned by the Reporting Persons are owned by family trusts in which Julia A. Argyros or George L. Argyros is the sole trustee, corporations in which the Argyros Family Trust is the sole shareholder, or the Argyros Family Foundation of which George L. Argyros is the Chairman and Julia A. Argyros is the President and Chief Executive Officer. In each case, the Reporting Persons have the sole or shared power to vote and dispose of the shares of Common Stock as indicated above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 5, 2014, the Argyros Members and the Issuer entered into the Agreements, defined and described in Item 4 above. The descriptions of the Agreements above are incorporated herein by reference and similarly qualified in their entirety by reference to the full texts of the Agreements, which are attached as Exhibits 99.1, 99.2 and 99.3 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Governance and Standstill Agreement, dated May 5, 2014, by and among the Argyros Members and the Issuer (previously filed as Exhibit 99.2 to the Issuer’s 8-K filed May 5, 2014).
Exhibit 99.2	Stock Repurchase and Offering Agreement, dated May 5, 2014, by and among the Argyros Members and the Issuer (previously filed as Exhibit 99.1 to the Issuer’s 8-K filed May 5, 2014).
Exhibit 99.3	Registration Rights Agreement, dated May 5, 2014, by and among the Argyros Members and the Issuer (previously filed as Exhibit 99.3 to the Issuer’s 8-K filed May 5, 2014).
Exhibit 99.4	Joint Filing Agreement, dated November 1, 2013 (previously filed as Exhibit 99.2 to Amendment 6 on November 1, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2014

/s/ Julia A. Argyros

Julia A. Argyros as attorney-in-fact for George L. Argyros*

/s/ Julia A. Argyros

Julia A. Argyros

*             Julia A. Argyros, by her signature, executes this Schedule 13D on behalf of George L. Argyros pursuant to a Joint Filing Agreement previously filed with the SEC as Exhibit 99.2 to Amendment 6 on November 1, 2013.

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Governance and Standstill Agreement, dated May 5, 2014, by and among the Argyros Members and the Issuer.
Exhibit 99.2	Stock Repurchase and Offering Agreement, dated May 5, 2014, by and among the Argyros Members and the Issuer.
Exhibit 99.3	Registration Rights Agreement, dated May 5, 2014, by and among the Argyros Members and the Issuer.